[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

October 1, 2013

BY HAND AND EDGAR

Mr. Todd Schiffman

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

RE:	Springleaf Holdings, LLC

Amendment No. 1 to Registration Statement on Form S-1

Filed September 16, 2013

File No. 333-190653

Dear Mr. Schiffman,

On behalf of Springleaf Holdings, LLC (the “Company”), enclosed is a copy of Amendment No. 2 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement filed with the Commission on September 16, 2013.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of September 20, 2013 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify, correct and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Todd Schiffman

Securities and Exchange Commission

October 1, 2013

General

1.	Please file all required exhibits by your next amendment.

The Company has filed a number of additional exhibits with the Amendment and will file all remaining exhibits prior to the Company seeking effectiveness of the Registration Statement.

Management’s Discussion and Analysis..., page 28

Results of Operations, page 54

2.	We note your response to our previous comment 17 in our letter dated September 6, 2013. Please include the substance of your response in the document.

The disclosure on page 57 of the Amendment has been revised to include the substance of the Company’s prior response.

Todd Schiffman

Securities and Exchange Commission

October 1, 2013

Please telephone the undersigned at (212) 735-2918 or Michael Schwartz at (212) 735-3694 if you have any questions or require any additional information.

Very truly yours,

/s/ Gregory A. Fernicola

Gregory A. Fernicola

cc:	Josh Samples, Securities and Exchange Commission

Mike Volley, Securities and Exchange Commission

Amit Pande, Securities and Exchange Commission

Scott McKinlay, Springleaf Holdings, LLC

Michael Schwartz, Skadden, Arps, Slate, Meagher & Flom LLP